SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission file number 000-21250

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gymboree 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gymboree Corporation

500 Howard Street

San Francisco, California 94105

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gymboree Corporation 401(k) Plan Administrative Committee

Date: June 8, 2006	By:	/s/ Blair W. Lambert
Blair W. Lambert
Chief Operating Officer
Chief Financial Officer
Committee Member

GYMBOREE 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the Gymboree 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Gymboree 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund is the responsibility of the Plan’s management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 8, 2006

GYMBOREE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets:
Investments, at fair value:
Fidelity:
Victory Diversified Stock A	$2,358,252	$—
Advisor Growth Opportunities Fund	—	2,170,308
Advisor Diversified International Fund	2,316,173	1,709,195
Advisor Equity Growth Fund	1,972,001	1,665,140
Advisor Stable Value Portfolio	1,954,716	1,573,477
Advisor Mid Cap Fund	1,875,299	1,606,987
Advisor Freedom 2020 Fund	1,106,954	893,318
Dreyfus S&P 500 Index Fund	882,059	566,922
Advisor Strategic Income Fund	776,032	648,012
Advisor Equity Income Fund	641,422	393,579
Advisor Intermediate Bond Fund	638,889	513,257
Advisor Small Cap Fund	505,437	302,619
Evergreen Special Values Fund	409,290	115,758
Advisor Freedom 2035 Fund	231,134	32,201
Advisor Freedom 2030 Fund	177,858	29,477
Advisor Freedom 2040 Fund	175,673	38,014
Advisor Freedom 2025 Fund	162,921	33,213
Prime Fund	61,134	43,923
Advisor Freedom 2015 Fund	27,411	7,212
Advisor Freedom 2010 Fund	21,662	1,675
Advisor Freedom 2005 Fund	16,277	1,735
Advisor Freedom Income Fund	9,064	1,297
Gymboree Co. Stock Fund:
Corporate Common Stock	949,783	490,911
Interest bearing cash	42,158	—
Participant loans	385,530	264,799

Total investments	17,697,129	13,103,029
Receivables:
Participant contributions receivable	148,372	132,602
Employer contributions receivable	73,194	60,171

Total receivables	221,566	192,773

Net assets available for benefits	$17,918,695	$13,295,802

See notes to financial statements.

GYMBOREE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

Additions to net assets attributed to:
Investment income:
Dividends and interest	$728,875
Net appreciation in fair value of investments:
Mutual funds and common collective trusts	315,814
Gymboree Co. Stock Fund	433,159

1,477,848

Contributions:
Participant	3,248,040
Employer	1,302,901

4,550,941

Total additions	6,028,789

Deductions from net assets attributed to:
Benefits paid to participants	1,396,374
Administrative expenses	9,522

1,405,896

Net increase in net assets	4,622,893
Net assets available for benefits:
Beginning of year	13,295,802

End of year	$17,918,695

See notes to financial statements.

GYMBOREE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 1 – DESCRIPTION OF THE PLAN

General - The following description of the Gymboree 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1992 by The Gymboree Corporation (the “Company”) to provide benefits to employees who are at least 21 years of age and have been employed with the Company for either six months with a minimum of 500 hours of service, or one year with a minimum of 1,000 hours of service. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan. Fidelity Investments (“Fidelity”) is the third-party administrator, Plan custodian and trustee. Fidelity processes and maintains the records of participant data. Any administrative expenses connected with the operation or administration of the Plan or associated trusts that are not paid out of plan assets are paid by the Company.

Tax Status - The Company received an IRS opinion letter dated August 3, 2005, stating that the Plan was acceptable under Section 401 of the Internal Revenue Code. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Participant contributions - Participants may elect to contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations, which amounted to $14,000 in 2005 and $13,000 in 2004. Certain participants may also elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Company contributions - The Company may make discretionary matching contributions as defined in the Plan. In 2005 and 2004 respectively, the Company matched 100% of each participant’s contribution up to 3% of each participant’s compensation, as defined by the Plan. These matching contributions were made on a payroll period basis, as required by the Plan.

Vesting - Participant accounts are immediately vested in all participant and Company contributions and earnings attributable thereto.

Participant accounts - Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contribution and Plan earnings or losses. Allocation of the Company’s contribution is based on participant contributions, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants as of December 31, 2005 were as follows:

Fidelity:

•	Victory Diversified Stock A – seeks long-term capital growth.

•	Advisor Diversified International Fund – seeks capital growth.

•	Advisor Equity Growth Fund – seeks to achieve capital appreciation.

•	Advisor Stable Value Portfolio – seeks to preserve capital while earning interest income.

•	Advisor Mid Cap Fund – seeks long-term growth of capital.

•	Advisor Freedom 2020 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Dreyfus S&P 500 Index Fund – seeks to match the total return of the S&P 500.

•	Advisor Strategic Income Fund – seeks a high level of current income and may also seek capital appreciation.

•	Advisor Equity Income Fund – seeks a yield from dividend and interest income, which exceeds the composite dividend yield on securities comprising the Standard & Poor’s 500 Index (“S&P 500”) and may seek capital appreciation when consistent with primary objective.

•	Advisor Intermediate Bond Fund – seeks to provide a high rate of income and may seek capital appreciation when consistent with primary objective.

•	Advisor Small Cap Fund – seeks long-term growth of capital.

•	Evergreen Special Values Fund – seeks growth of capital.

•	Advisor Freedom 2035 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2030 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2040 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2025 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Prime Fund – seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity.

•	Advisor Freedom 2015 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2010 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2005 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom Income Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Gymboree Co. Stock Fund – invests in The Gymboree Corporation common stock and short-term cash.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance in their account during the prior 12-month period. Loans may be requested for any reason, and participants are allowed to have up to two outstanding loans at any time and can only initiate two loans in one year. The loans are secured by the participant’s account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended to ten years. The specific terms and conditions of such loans are established by the Committee. At December 31, 2005 and December 31, 2004, there were 124 and 92 outstanding loans respectively, bearing interest at rates ranging from 5.0% to 10.5%.

In-service withdrawals - Under appropriate circumstances, participants may withdraw money from their accounts while employed by the Company. The Company may establish a minimum amount for a withdrawal, or a maximum number of withdrawals that may be made in a year. Withdrawals are allowed for any reason after age 59 1/2 or for hardship reasons, as defined by the Plan.

Payment of benefits - Benefits are payable upon termination of service, as defined by the Plan. Upon termination, the participant or beneficiary may elect to leave his or her account balance in the Plan, receive his or her total benefits in a lump sum amount equal to the value of the participant’s interest in his or her account, or in installments over a period not to exceed the participant’s lifetime, the lifetime of his or her designated beneficiary or their joint life expectancy. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000 as of 2005. Distributions to participants are recorded when paid. Net assets available for plan benefits include $605,357 and $592,212 payable to terminated plan participants who have elected to defer distribution of their vested account balances at December 31, 2005 and 2004, respectively.

Plan termination - The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of the Plan and ERISA.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments - Investments of the Plan are held by Fidelity and invested based upon instructions received from participants.

The Plan’s investments in mutual funds, common collective trusts and the Gymboree Co. Stock Fund are valued using quoted market prices, if available. If quoted market prices are not available, investments are valued by Fidelity at fair market value at the end of each Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds and common collective trusts offered by the Plan. Investments in the Gymboree Co. Stock Fund are limited to 20% of an employee’s contributions to the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Related party transactions - Plan investments in mutual funds, common collective trusts and the Gymboree Co. Stock Fund are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed on the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 – INVESTMENTS

At December 31, 2005 and 2004, investments that represent 5% or more of the Plan’s total assets are as follows:

	December 31,
	2005	2004
Fidelity:
Victory Diversified Stock A	$2,358,252	$—
Advisor Growth Opportunities Fund	—	2,170,308
Advisor Diversified International Fund	2,316,173	1,709,195
Advisor Equity Growth Fund	1,972,001	1,665,140
Advisor Stable Value Portfolio	1,954,716	1,573,477
Advisor Mid Cap Fund	1,875,299	1,606,987
Advisor Freedom 2020 Fund	1,106,954	893,318
Gymboree Co. Stock Fund - Common Stock	949,783	490,911

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Gymboree Co. Stock Fund, which invests in the common stock of the Company and short-term cash. The aggregate investment in the Gymboree Co. Stock Fund was as follows at December 31:

Date	Interest Bearing Cash	Number of Shares	Fair Value	Cost
2005	$42,158	40,589	$949,783	$516,828
2004	$21,870	36,568	$468,802	$464,325

NOTE 5 – NON-DISCRIMINATION TESTS

The Plan is subject to the actual deferral percentage (“ADP”) and the actual contribution percentage (“ACP”) tests each year, which are used to determine whether the Plan discriminates in favor of highly compensated employees. Eligible employees are classified as either highly compensated or non-highly compensated, based on Internal Revenue Service rules.

The Plan initially failed each of these tests for the 2005 Plan year. As a result, the Company decided to make a qualified non elective contribution (“QNEC”) of $71,727 to applicable non-highly compensated employees, which enabled the Company to pass the tests. The Company will pay this amount to the trust no later than December 31, 2006.

GYMBOREE 401(k) PLAN	EIN 94-2615258
Form 5500 - Schedule H Part IV Line 4	Plan #001
Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issue, borrower, lessor similar party	Description of investment	Number of shares/units	Fair value

Fidelity:
* Victory Diversified Stock A	Mutual Fund	139,212	$2,358,252
* Advisor Diversified International Fund	Mutual Fund	109,771	2,316,173
* Advisor Equity Growth Fund	Mutual Fund	41,100	1,972,001
* Advisor Stable Value Portfolio	Common Collective Trust	1,954,716	1,954,716
* Advisor Mid Cap Fund	Mutual Fund	78,007	1,875,299
* Advisor Freedom 2020 Fund	Mutual Fund	89,923	1,106,954
* Dreyfus S&P 500 Index Fund	Mutual Fund	24,266	882,059
* Advisor Strategic Income Fund	Mutual Fund	67,247	776,032
* Advisor Equity Income Fund	Mutual Fund	22,916	641,422
* Advisor Intermediate Bond Fund	Mutual Fund	58,993	638,889
* Advisor Small Cap Fund	Mutual Fund	20,209	505,437
* Evergreen Special Values Fund	Mutual Fund	15,295	409,290
* Advisor Freedom 2035 Fund	Mutual Fund	19,213	231,134
* Advisor Freedom 2030 Fund	Mutual Fund	13,895	177,858
* Advisor Freedom 2040 Fund	Mutual Fund	13,420	175,673
* Advisor Freedom 2025 Fund	Mutual Fund	13,807	162,921
* Prime Fund	Interest Bearing Cash	61,134	61,134
* Advisor Freedom 2015 Fund	Mutual Fund	2,402	27,411
* Advisor Freedom 2010 Fund	Mutual Fund	1,892	21,662
* Advisor Freedom 2005 Fund	Mutual Fund	1,477	16,277
* Advisor Freedom Income Fund	Mutual Fund	868	9,064
* Gymboree Co. Stock Fund	Common Stock	40,589	949,783
* Gymboree Co. Stock Fund	Interest Bearing Cash	42,158	42,158
* Participant loans	124 loans with interest rates ranging from 5.0% to 10.5%		385,530

		Total	$17,697,129

*	A party-in-interest as defined by ERISA.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm